July 13, 2021

VIA EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Attn:	Anuja Majmudar

Re:	Gatos Silver, Inc.
Registration Statement on Form S-1 (File No. 333-257843)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 (File No. 333-257843) (as amended, the “Registration Statement”), of Gatos Silver, Inc. (the “Company”), relating to the registration of the Company’s common stock, par value $0.001 per share.

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, we, as representatives of the several underwriters (the “Underwriters”), hereby respectfully request that the effectiveness of the Registration Statement be accelerated so that it may become effective at 9:00 A.M. (Eastern time) on Thursday, July 15, 2021, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

BMO Capital Markets Corp.
Goldman Sachs & Co. LLC
RBC Capital Markets, LLC

As Representatives of the Several Underwriters

BMO CAPITAL MARKETS CORP.

By:	/s/ Eric Benedict
	Name:	Eric Benedict
	Title:	Managing Director, ECM

GOLDMAN SACHS & CO. LLC

By:	/s/ Charles Park
	Name:	Charles Park
	Title:	Managing Director

RBC CAPITAL MARKETS, LLC

By:	/s/ Ryan Latinovich
	Name:	Ryan Latinovich
	Title:	Global Head of Mining & Metals Investment Banking

[Signature Page to Acceleration Request]